Exhibit 99.1

BriaCell Announces Update on Previously Announced Securities Buyback Program and Participation at Upcoming Conferences

BERKELEY, Calif. and VANCOUVER, British Columbia, November 12, 2021— BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX-V:BCT) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapies for advanced breast cancer and other cancers, today announces the following updates:

Pursuant to the securities buyback program announced Sept. 9, 2021, BriaCell has repurchased 202,425 common shares (the “Common Shares”) and 70,246 publicly traded BCTXW warrants (the “Listed Warrants”). As announced, BriaCell may purchase through the facilities of the TSX Venture Exchange (“TSXV”) or the Nasdaq Capital Market (“Nasdaq”) or alternative exchanges (i) up to 1,341,515 Common Shares and (ii) up to 411,962 publicly traded BCTXW Listed Warrants in total, representing 10% of the 13,415,154 Common Shares and 10% of the 4,119,622 Listed Warrants comprising the “public float” as of September 8, 2021, over the next 12 months.

BriaCell is fully-capitalized to achieve its strategic clinical milestones. Because of this BriaCell’s Board of Directors believes the best use of a portion of its excess capital at this time is to buy back its own Common Shares and Listed Warrants for cancellation. As of July 31, 2021, BriaCell’s cash balance was US$57.3 million which provides the strength and flexibility to execute both the buyback program and BriaCell’s growth strategy to expand into previously-announced areas of cancer immunotherapy and/or advance its current breast cancer clinical trials.

Separately, the Company announces that Dr. William V. Williams, President & CEO of BriaCell, is scheduled to present at the following virtual conferences:

●	Q4 Investor Summit: November 16 – 17, 2021
	○	Dr. Williams will deliver his corporate presentation at 10:15 a.m. ET on November 16, 2021
	○	Investors may register for the conference at: https://investorsummitgroup.com/
	○	Investors may request one-on-one meetings with management
	○	A public webcast can be accessed via the following link:
https://us06web.zoom.us/webinar/register/WN_qK33aeh9TOmLiCnC-GM91w

●	The 2021 San Antonio Breast Cancer Symposium®: December 7 – 10, 2021
	○	BriaCell’s lead product candidate, Bria-IMT™, will be featured during the following:
● Poster Session 2: 5:00 - 6:30 p.m. CT on Wednesday, December 8, 2021
● Presentation Title: Overall Survival Following Treatment with a Modified Whole Tumor Cell Targeted Immunotherapy in Patients with Advanced Breast Cancer
	○	The poster presentation will be accessible at a later date at:
https://briacell.com/novel-technology/scientific-publications/

●	MedInvest Oncology Conference: December 7 – 10, 2021
	○	Dr. Williams will be speaking at the conference at 2:30 p.m. ET on December 7, 2021
	○	Investors may register for the conference at: https://www.medinvestconferences.com/
	○	Investors may request on-on-one meetings with management

●	Benzinga Global Small Cap Virtual Investor Conference: December 8 – 9, 2021
	○	Dr. Williams will be speaking at the conference at 1:35 p.m. ET on December 9, 2021
	○	Investors may register for the conference at:
https://www.benzinga.com/events/small-cap/december-2021-global/
	○	Investors may request on-on-one meetings with management

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer. More information is available at https://briacell.com/.

Safe Harbor

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully under the heading “Risks and Uncertainties” in the Company’s most recent Management’s Discussion and Analysis, under “Risks and Uncertainties” in the Company’s other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:

William V. Williams, MD

President & CEO

1-888-485-6340
info@briacell.com

Media Relations:

Jules Abraham

Director of Public Relations

CORE IR

917-885-7378
julesa@coreir.com

Investor Relations Contact:

CORE IR

investors@briacell.com